UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40793

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DiVall Insured Income Properties 2 Limited Partnership

(Full Name of Registrant)

Not applicable

(Former Name if Applicable)

1900 W. 75th Street, Suite 100

(Address of Principal Executive Office (Street and Number))

Prairie Village, KS 66208

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

DiVall Insured Income Properties 2 Limited Partnership (“DiVall”) has experienced a slight delay in filing its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) by March 31, 2025. DiVall is unable to file its Form 10-K within the prescribed time period because it requires additional time to prepare and review its financial statements, including the notes thereto, for the year ended December 31, 2024, primarily due to unique coordination issues surrounding presentation compliance for prepared and independently reviewed financials statements, including notes thereto, for the year ended December 31, 2024. All of the remaining three properties of DiVall were sold in October 2024 and net proceeds were distributed to the limited partners before year end. Due to the pending wind-up and dissolution of DiVall there has been a transition of certain financial personnel and staff of DiVall, although legal and audit representation have remained consistent. As a result, DiVall is unable to file its Form 10-K by the prescribed filing date without unreasonable effort or expense. DiVall currently anticipates that it will be able to complete the work described above in time for DiVall to file the Form 10-K within the 15-day extension provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce Provo	(816)	421-7444
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DiVall expects to report an approximate 38% decrease in net income for the year ended December 31, 2024 versus the year ended December 31, 2023. The decrease in net income year over year was primarily the result of DiVall owning fewer properties during a portion of the 2024 fiscal year compared to the 2023 fiscal year which resulted in lower rental income, together with a decrease in gain on the properties sold during 2024 when DiVall sold its three remaining properties versus 2023 when DiVall sold five properties.

DiVall Insured Income Properties 2 Limited Partnership

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2025	By:	/s/ Bruce Provo
	Name:	Bruce Provo
	Title:	(President and Chief Financial Officer, and Duly Authorized Officer of the General Partner of DiVall Insured Income Properties 2 LP)